Mail Stop 4561
      November 4, 2005

Michael J. Brown
Chairman and Chief Executive Officer
4601 College Boulevard
Suite 300
Leawood, Kansas 66211


      Re:	Euronet Worldwide, Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
		File No. 001-31648

Dear Mr. Brown:

   We have reviewed your response letter dated October 17, 2005 and have the following comment. We have limited our review of your filing to the issues we have addressed in our comments. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended December 31, 2004:

Notes to the Financial Statements

Note 12 - Debt Obligations, page 78

1. We note in your response to our prior comment 7, that you would consider the value of your contingent interest feature to be insignificant. Please tell us how you valued the interest feature related to your convertible debentures and quantify the amount. Specifically, tell us the assumptions used and how you concluded that such feature is immaterial. Please cite authoritative guidance used.

   Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   Please contact Nancy Maloney Staff Accountant at (202) 551-3427 or me at (202) 551-3490 if you have questions.

   							Sincerely,



Donald Walker
Senior Assistant Chief Accountant




Michael J. Brown
Euronet Worldwide, Inc.
November 4, 2005
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